SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OWENS CORNING

SAVINGS PLAN

OWENS CORNING

One Owens Corning Parkway

Toledo, Ohio 43659

Commission File No. 1-33100

Owens Corning Savings Plan

Contents

Report Letter	1

Statement of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-9

Schedule of Assets Held at End of Year	Schedule 1

Ex-23

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Owens Corning Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Owens Corning Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for plan benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC
Toledo, Ohio
June 23, 2008

Owens Corning Savings Plan

Statement of Net Assets Available for Plan Benefits

	December 31
	2007	2006
Assets
Investments—Participant directed (Note 5):
Mutual funds	$462,538,045	$478,680,251
Common collective trust fund	6,980,578	6,158,097
Company common stock and warrants	266,394	220,687
Loans to participants (Note 6)	8,570,521	9,457,277

Total investments	478,355,538	494,516,312
Other assets—Other receivable	75	—

Net Assets Available for Plan Benefits at Fair Value	478,355,613	494,516,312

Adjustments from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	75,862	61,835

Net Assets Available for Plan Benefits	$478,431,475	$494,578,147

See Notes to Financial Statements.

Owens Corning Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2007	2006
Additions to Net Assets Available for Plan Benefits
Investment income:
Dividends and interest	$34,724,534	$30,416,148
Interest on loans to participants	590,717	510,194
Net appreciation in fair value of investments (Note 4)	7,899,901	24,216,446

Total investment income	43,215,152	55,142,788
Contributions:
Participants	29,172,243	33,237,091
Owens Corning	13,486,849	16,303,150

Total contributions	42,659,092	49,540,241
Transfers in	1,317,125	1,243,257

Total additions	87,191,369	105,926,286

Deductions from Net Assets Available for Plan Benefits
Distributions to participants	(101,916,965)	(43,139,593)
Transfers out	(1,273,405)	(1,261,625)
Administrative expenses	(147,671)	(132,248)

Total deductions	(103,338,041)	(44,533,466)

Net (Decrease) Increase	(16,146,672)	61,392,820

Net Assets Available for Plan Benefits
Beginning of year	494,578,147	433,185,327

End of year	$478,431,475	$494,578,147

See Notes to Financial Statements.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1—Summary of Significant Provisions of the Plan and Accounting Policies

Operations of the Plan—Owens Corning Savings Plan (the “Plan”) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (collectively, the “Company”), as described in the plan agreement. An eligible employee may elect to enroll in the Plan at any time.

Administrative expenses of the Plan are charged to the Plan and include professional fees and other administrative expenses.

Plan investment elections include investments managed by Fidelity Investments and Company stock and warrants. In connection with the Company’s emergence from bankruptcy, the shares of common stock in the Company’s common stock fund were cancelled on October 31, 2006. Participants who, as of that date, had amounts invested in the Company’s common stock fund in their accounts received warrants to purchase shares of the reorganized company.

Subsequent to the Company’s emergence from bankruptcy, the Plan did not permit new investments in Company stock, but allowed participants to elect to transfer amounts currently invested in Company stock to any other investment fund. However, effective November 6, 2007, the Plan was amended to allow for new investments in the Company common stock. Fidelity Management Trust Company (the “Trustee”) is the trustee as defined by the Plan and the Company is the plan sponsor. These transactions qualify as permitted party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Plan Contributions—Participants may elect to contribute from 1 percent to 50 percent of their base pay to the Plan. Participants may designate all or a portion of their contributions as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to federal income tax until such amounts are distributed to the participants. Participants may also elect to make after-tax contributions to the Plan. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

The Company matches 100 percent of participants’ contributions up to 5 percent of eligible compensation deferred.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1—Summary of Significant Provisions of the Plan and Accounting Policies (Continued)

All Company contributions are invested according to the participant’s elections at the time of the contribution; if a participant has no election on file, effective November 1, 2007, the contributions are invested in the appropriate age-based life style Fidelity Freedom Fund. Prior to November 1, 2007, such contributions were invested in the Fidelity Managed Income Portfolio.

Included in participant contributions in the accompanying financial statements for the years ended December 31, 2007 and 2006 is $2,487,076, and $1,752,478, respectively, of rollovers from other plans.

Allocation of Contributions—Participant contributions and Company-matching contributions are allocated to individual participant accounts each pay period. Each participant account is adjusted on each business day to reflect the fair market value of the investment funds in which the account is invested.

Plan Investment Options—Participants elect to have their contributions invested in 1 percent increments among the investment funds made available under the Plan. Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis.

The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contributions Health and Welfare and Pension Plans, requires the statement of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the statement of changes in net assets available for plan benefits.

Investment Valuation—The Plan's investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Investments in mutual funds are recorded on quoted market prices.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1—Summary of Significant Provisions of the Plan and Accounting Policies (Continued)

The fair value of the Plan’s investments in Owens Corning common stock and warrants are based on the New York Stock Exchange closing market prices. Participant loans are stated at their outstanding balances, which approximate fair value.

Benefit Payments—Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the inherent risk associated with investment securities and the uncertainty related to changes in the value of investment securities, it is at least reasonably possible that the exposure to these various risks and uncertainties in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

Income Taxes—The Internal Revenue Service has issued a determination letter dated April 8, 2004 stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination—Although the Company has not expressed any intent to do so, it has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions and participant before-tax contributions, the Plan accounts of each participant, if not previously vested, would become fully vested. Participants would, in accordance with the terms of the Plan, receive a distribution of their account balances including their contributions to the Plan and Company contributions to the Plan on their behalf and the earnings on those contributions.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 2—New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of the provisions of SFAS 157 on the Plan’s financial statements.

Note 3—Plan Sponsor Voluntary Petition for Relief Under Chapter 11

The Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on October 5, 2000. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan. The Plan was funded in accordance with the plan agreement provisions up to the time that the Company emerged from bankruptcy on October 31, 2006 and continues to operate under those plan provisions.

Note 4—Realized Gains and Losses and Unrealized Appreciation and Depreciation

Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses are calculated using the average historical cost of investments. Unrealized appreciation (depreciation) represents the change in cumulative unrealized appreciation (depreciation) on investments since the beginning of the year.

During 2007 and 2006, the Plan’s investments, including gains (losses) on investments bought and sold, as well as held during the year, appreciated by $7,899,901 and $24,216,446, respectively, as follows:

	2007	2006
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$8,038,072	$25,064,235
Company common stock and warrants	(138,171)	(847,789)

Total	$7,899,901	$24,216,446

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 5—Significant Plan Investments

The following presents investments that represent 5 percent or more of the net assets available for benefits at December 31, 2007:

Fidelity Low-priced Stock Fund	$80,916,060
Fidelity Diversified International Fund	57,376,161
Fidelity Retirement Money Market Portfolio	55,678,877
Spartan U.S. Equity Index Fund	35,811,291
Fidelity Blue Chip Growth Fund	25,383,337
Fidelity Puritan Fund	25,269,318
Fidelity Growth Company	24,032,852

The following presents investments that represent 5 percent or more of net assets available for benefits at December 31, 2006:

Fidelity Low-priced Stock Fund	$94,028,503
Fidelity Diversified International Fund	58,308,985
Fidelity Retirement Money Market Portfolio	52,795,845
Spartan U.S. Equity Index Fund	40,121,835
Fidelity Blue Chip Growth Fund	31,619,784
Fidelity Puritan Fund	30,544,703
Fidelity Growth & Income Portfolio	30,524,299

Note 6—Loans

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50 percent of the participant’s total vested account balance, limited to the total of contributions designated as before-tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 6—Loans (Continued)

A loan can be requested for any reason. Under the terms of the Plan, a borrower has from one to five years to repay the loan. Loans transferred into the Plan from other plans are continued under the same terms applicable to the loan when it originated. Some of these transferred loans may have a repayment term that is longer than five years. Repayments of principal and interest are invested in the same manner as the participant’s contributions.

Note 7—Vesting, Forfeitures, and Distributions

Employees are 100 percent vested in participant contributions and Company-matching contributions when made.

Such vested contributions and earnings thereon are automatically distributable after termination of employment and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant’s account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Participants may at any time withdraw all or any part of the value of their after-tax contributions (this excludes contributions designated as deferrals). Participants who have attained age 65 and meet minimum service requirements may make withdrawals of Company contributions, except those Company contributions credited to their account prior to 1990. No other withdrawals of Company contributions can be made during employment. Participants aged 59 1/2 or older may withdraw all or a portion of their before-tax deferral contributions and earnings. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Subsequent to December 30, 1989, Company contributions and earnings thereon cannot be withdrawn by participants, even if vested, unless terminated, retired, 65 years of age, or deceased. Prior to January 1, 2003, participants who voluntarily terminated or were terminated for cause forfeited the non-vested portion of the Company’s contributions and related earnings. Participants in the Plan on or after January 1, 2003 are 100 percent vested in Company contributions. Forfeitures, if any, are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was $18,428 and $17,413 for the years ended December 31, 2007 and 2006, respectively.

Owens Corning Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 34-4323452, Plan 004

December 31, 2007

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Mutual funds:
Fidelity**	Low-Priced Stock Fund	*	$80,916,060
	Diversified International Fund	*	57,376,161
	Retirement Money Market Portfolio	*	55,678,877
	Spartan U.S. Equity Index Fund	*	35,811,291
	Blue Chip Growth Fund	*	25,383,337
	Puritan Fund	*	25,269,318
	Growth & Income Portfolio	*	22,396,146
	Growth Company	*	24,032,852
	Investment Grade Bond Index	*	14,297,551
	Freedom 2000	*	448,621
	Contrafund	*	14,694,665
	Freedom 2010	*	7,527,070
	Freedom 2020	*	9,682,768
	Aggressive Growth Funds	*	6,877,439
	U.S. Bond Index	*	10,378,274
	Spartan Extended Market Index	*	7,118,826
	Freedom 2040	*	3,939,935
	Freedom 2030	*	6,470,451
	Freedom Income	*	1,424,128
	Freedom 2005	*	22,371
	Freedom 2015	*	1,367,521
	Freedom 2025	*	889,202
	Freedom 2035	*	198,653
	Freedom 2045	*	107,955
	Freedom 2050	*	186,943
American Beacon	Large Cap Value PlanAhd	*	6,580,936
Ariel Capital Mgmt	Ariel Fund	*	676,445
Columbia Mgmt	Columbia Acorn U.S.A. Fund Class Z	*	3,563,802
Goldman Sachs	Mid Cap Value CL A	*	2,612,873
Lazard	Emerging Markets Instl CL	*	20,629,516
Munder Funds	Mid-Cap Core Growth Class Y	*	6,269,844
Neuberger Berman	International Trust CL	*	3,190,543
Wells Fargo	Small Cap Value CL Z	*	6,517,671
Fidelity **	Common collective trust fund - Managed Income Portfolio	*	7,056,440
Owens Corning**	Company common stock - Warrant Fund	*	69,338
Owens Corning**	Company common stock	*	197,056
Participants	Loans to participants (interest rates ranging from 4% to 10%; maturity dates ranging from 2007 to 2025)	—	8,570,521

	Total investments		$478,431,400

*	Cost information not required
**	Represents party-in-interest

Schedule I

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

OWENS CORNING SAVINGS PLAN

By:	/s/ Richard C. Tober
Richard C. Tober
Plan Administrator

Dated: June 26, 2008